April 14, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ji Shin, Attorney-Advisor

Re:	Medical Transcription Billing, Corp.
Registration Statement on Form S-3
Filed on March 24, 2016
File No. 333-210391

Ladies and Gentlemen:

We reference the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in its letter to Medical Transcription Billing, Corp. dated April 11, 2016 relating to the above referenced Registration Statement on Form S-3 ("Registration Statement"). In response to the Staff's comments, Amendment No. 1 to the Registration Statement is being filed concurrently herewith.

If you should have any questions about our filing or require any further information, please do not hesitate to contact me or our outside counsel David Song at (212) 599-3077.

Sincerely,

/s/	Bill Korn
Chief Financial Officer

cc:	Mahmud Haq, Medical Transcription Billing, Corp. Stephen Snyder, Medical Transcription Billing, Corp. David S. Song, Esq., Mazzeo Song P.C.

7 Clyde Road, Somerset, NJ 08873 Phone 732.873.5133 x.133 Facsimile 732.873.3378 www.MTBC.com